Morgan Stanley Dean Witter Charter Series
Monthly Report
April 1999

Dear Limited Partner:

The Net Asset Value per Unit for each of the three Morgan Stanley Dean Witter Charter Funds as of April 30, 1999 was as follows:

Funds                    N.A.V.                   % change for month
Charter Graham           $  9.59                       4.22%
Charter Millburn         $10.45                        5.04%
Charter Welton           $  9.26                       0.32%

In Charter Graham, gains were recorded during April primarily in the currency markets from short Swiss franc positions as the value of the franc weakened relative to the U.S. dollar due to the lack of economic growth in the European community, the ongoing crisis in Yugoslavia and strong economic data out of the U.S. In the energy markets, gains were recorded from long crude oil futures positions as prices climbed to their highest levels since December 1997 due largely to declines in inventory levels and growing confidence that oil exporting countries are cutting production. In soft commodities, gains were recorded from short cocoa futures positions as prices declined to a 5 1/2-year low in reaction to reports of a surplus in supplies, declining demand and a promising West African crop. In the global stock index futures markets, gains were recorded from long Nikkei Index futures positions as the Tokyo equity benchmark moved higher following gains on Wall Street and on hopes that the Japanese government may take more measures to stimulate their economy. A portion of the Fund's overall gains was offset by losses in the agricultural markets from long corn futures positions as prices regressed early in the month in reaction to reports by the USDA that the expected corn surplus will be one of the biggest in years and from declining demand in the Asian markets. Later in the month, corn prices fell due to aggressive selling by commodity investment funds amid technical factors and on reports of favorable planting conditions. In the global interest rate futures markets, losses were experienced from long Australian bond futures positions as prices decreased amid a lower-than-expected first quarter Australian Consumer Price Index rate that reduced any thoughts of a near-term monetary policy easing by the Royal Bank of Australia.

In Charter Millburn, gains were recorded during April primarily in the global stock index futures markets from long Hang Seng Index futures positions as Hong Kong equity prices increased due to selective buying of blue chips on speculation that local banks would cut interest rates. In the metals markets, gains were recorded from long aluminum futures positions as base metal prices increased later in the month amid technically driven buying and in response to strong producer demand and tightening supply levels. In the energy markets, gains were recorded from long crude oil futures positions as prices climbed to their highest levels since December 1997 due largely to declines in inventory levels and growing confidence that oil exporting countries are cutting production. In the currency markets, gains were recorded from short positions in the Swiss franc and the European common currency as these European currencies weakened relative to the U.S. dollar due to the lack of economic growth in the European community, the ongoing crisis in Yugoslavia and strong economic data out of the U.S. A portion of the Fund's overall gains was offset by losses in soft commodities from short coffee futures positions as prices jumped higher near month-end. In the global interest rate futures markets, losses were experienced early in the month from short U.S. interest rate futures positions as prices moved suddenly higher in reaction to an encouraging U.S. employment report and larger-than-expected rate cut by the European Central Bank.

In Charter Welton, gains were recorded during April primarily in the currency markets from short positions in the European common currency as the value of the euro weakened versus the U.S. dollar due to the lack of economic growth in the European community, the ongoing crisis in Yugoslavia and strong economic data out of the U.S. In the global stock index futures markets, gains were recorded from long Hang Seng Index futures positions as Hong Kong share prices increased on selective buying of blue chips on speculation that local banks would cut interest rates. In the energy markets, gains were recorded from long crude oil futures positions as prices continued to move higher to their highest levels since December 1997 due largely to declines in inventory levels and growing confidence that oil exporting countries are cutting production. A portion of the Fund's overall gains was offset by losses in the metals markets from short zinc futures positions as base metal prices increased later in the month amid technically driven buying and in response to strong producer demand and tightening supply levels. In soft commodities, losses were experienced from short cotton positions as prices increased later in the month on fund buying and interest in certificated cotton stocks. In the global interest rate futures markets, losses were recorded early in the month from short U.S. interest rate futures positions as prices moved suddenly higher in reaction to an encouraging U.S. employment report and larger-than-expected rate cut by the European Central Bank.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
President
Demeter Management Corporation
General Partner

MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of the calendar year and the inception-to-date return for each Fund in the Morgan Stanley Dean Witter Charter Series. PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.

Charter Graham

Year                Return

1999 (2 months)                -4.1%

Inception-to-Date Return:      -4.1%
_________________________________________________________________
___________________________

Charter Millburn

Year                Return

1999 (2 month)             4.5%

Inception-to-Date Return:            4.5%
_________________________________________________________________
___________________________

Charter Welton

Year                Return

1999 (2 month)            -7.4%

Inception-to-Date Return:           -7.4%
_________________________________________________________________
___________________________

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended April 30, 1999
(Unaudited)
                                                     Morgan Stanley Dean Witter
Charter Graham L.P.   Morgan Stanley Dean Witter Charter Millburn L.P.
                                        Percent of
Percent of
                                        April 1, 1999                      April
1, 1999
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading Profit (Loss):
  Realized                        (87,573)           (1.44)
(41,108)                         (0.54)
  Net change in unrealized        374,851             6.15
541,841                           7.08
  Total Trading Results           287,278             4.71
500,733                           6.54
Interest Income (DWR and Carr)               15,363        0.25
18,130                            0.24
  Total Revenues                  302,641             4.96
518,863                           6.78

EXPENSES
Brokerage fees (DWR)               35,527      0.58                     44,658
0.59
Management fees                    10,151      0.16                     12,760
0.17
Incentive fees                        -          -                      75,290
0.98
  Total Expenses                   45,678             0.74
132,708                           1.74

NET INCOME                        256,963             4.22
386,155                           5.04

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended April 30, 1999
(Unaudited)
                    Morgan Stanley Dean Witter Charter Graham L.P.       Morgan
Stanley Dean Witter Charter Millburn L.P.
                       Units          Amount    Per Unit                   Units
Amount      Per Unit

                                           $          $
$            $
Net Asset Value,
  April 1, 1999          662,083.802   6,090,363     9.20
769,518.500     7,655,751                9.95
Net Income                    -          256,963     0.39
-                             386,155    0.50
Subscriptions            200,675.044   1,924,474     9.59
244,260.975     2,552,527               10.45
Net Asset Value,
  April 30, 1999         862,758.846  8,271,800     9.59
1,013,779.475   10,594,433              10.45

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended April 30, 1999
(Unaudited)
                                                             Morgan Stanley Dean
Witter Charter Welton L.P.
                                        Percent of
                                        April 1, 1999
                                 Amount Net Asset Value
                                   $          %
REVENUES
Trading Profit (Loss):
  Realized                      (144,292)             (1.78)
  Net change in unrealized       209,990               2.59
  Total Trading Results           65,698               0.81
Interest Income (DWR and Carr)              20,928          0.26
  Total Revenues                  86,626               1.07

EXPENSES
Brokerage fees (DWR)              47,283        0.58
Management fees                             13,509        0.17
Incentive fees                      -                    -
  Total Expenses                  60,792               0.75

NET INCOME                        25,834               0.32

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended April 30, 1999
(Unaudited)
                      Morgan Stanley Dean Witter Charter Welton L.P.
                       Units          Amount    Per Unit
                                           $          $
Net Asset Value,
  April 1, 1999          878,413.940   8,105,617     9.23
Net Income                    -           25,834     0.03
Subscriptions            266,063.567   2,463,749     9.26

Net Asset Value,
  April 30, 1999       1,144,477.507 10,595,200     9.26

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities and other commodity interests including foreign currencies, financial instruments, metals, energy, and agricultural products (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR credits each Partnership with interest income on 100% of its average daily funds held in its individual account at DWR at a rate equal to that earned by DWR on its
U.S. Treasury bill investments during such month.   Carr also credits DWR
with the interest income earned in respect to the Partnership's Net Assets maintained in trading accounts at Carr. DWR in turn credits the Partnership with 100% of the interest income received from Carr. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fee covers all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Assets Value per Unit at monthly closings held as of the last day of each month.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Continued)


Redemptions - Limited Partners may redeem some or all of their Units as of the last day of the six months following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.
Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in the Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR for trades executed on its behalf as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in future interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in
Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation


Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of management fees and incentive fees as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership pays a monthly incentive fee equal to 20 % of "Trading Profits" as of the end of each calendar month. If the Trading Advisor has experienced losses with respect to Net Assets at the end of each calendar month, the Trading Advisor must earn back such losses before the Trading Advisor is eligible for an incentive fee.